Exhibit 99.3

The Role of Central Fund

To serve investors as "The Sound Monetary Fund".
To hold gold and silver bullion on a secure basis for the
convenience of investors in the shares of Central Fund.

Investment Policies & Restrictions
The investment policy set by the Board of Directors requires Central Fund to maintain a minimum of 90% of its net assets in gold and silver bullion of which at least 85% must be in physical form.  On October 31, 2010, 98.0% of Central Fund's net assets were held in gold and silver bullion.  Of this bullion, 99.5% was in physical form and 0.5% was in certificate form.

Central Fund's physical gold and silver bullion holdings may not be loaned, subjected to options or otherwise encumbered in any way.

Safeguards
Central Fund’s bullion is stored on an allocated and fully segregated basis in the underground vaults of the Canadian Imperial Bank of Commerce (the “Bank”), one of the major Canadian banks.

The Bank may only release any portion of Central Fund’s physical bullion holdings upon receipt of an authorizing resolution of Central Fund's Board of Directors.

Bullion holdings and Bank vault security are inspected twice annually by Directors and/or Officers of Central Fund.  On every occasion, inspections are required to be performed in the presence of both Central Fund's external auditors and Bank personnel.

Central Fund is subject to the extensive regulations and reporting requirements of the United States Securities and Exchange Commission, two stock exchanges and various Canadian provincial securities regulatory authorities.

Conveniences
Central Fund's Class A shares are listed on the NYSE Amex (CEF) and on the Toronto Stock Exchange (CEF.A in Canadian dollars and CEF.U in U.S. dollars).  Making a gold and silver bullion investment through Central Fund is as easy as calling one's stockbroker or investment dealer.

The stock exchange listings provide liquid markets for the Class A shares of Central Fund.  The bid/ask spread is considerably less than the buying and selling prices of outright bullion purchases, especially for small transactions.

Unlike most other forms of gold and silver bullion investment, there are no ownership costs such as handling, storage and insurance paid directly by the investor.  As well, there are no bullion assay charges to a shareholder upon the sale or redemption of the Class A shares of Central Fund.

Directors' 49th Report to Shareholders

Central Fund of Canada Limited is a low-cost, convenient facility for the investment ownership of gold and silver bullion.  At October 31, 2010, 98.0% of Central Fund’s net assets consisted of unencumbered and segregated, passive, long-term holdings of gold and silver bullion.

Central Fund’s Class A shares are listed on both the NYSE Amex and the Toronto Stock Exchange, and provide investors with a convenient precious metals investment alternative to direct investment in gold and silver bullion, with its high costs of buying and selling, including handling, recording, storage, insurance and assay charges at time of sale.

Central Fund is also a desirable alternative to bullion coins, the costs of which often include additional shipping and handling charges, and are subject to sales taxes in many North American jurisdictions.

Central Fund’s Class A shares serve as a stock exchange tradeable bullion proxy and qualify for various “regulated capital accounts” such as IRAs, Keoghs, RRSPs, and insurance, mutual and pension funds, where direct holdings of physical bullion may be restricted or are too cumbersome to handle, maintain and secure.  The role of Central Fund is more thoroughly described on page 1.

Net assets increased by $1,524.4 million or 64.0% during the year.  Two public Class A share issues were completed during the year.  The net proceeds from these share issues totalled $580.8 million and a total of 42,275,000 Class A shares were issued, bringing the total number of Class A shares outstanding to 238,282,713 at year end.  Each of these share issues were priced at premiums to net asset value, assuring no dilution of existing Class A shareholders’ equity interests.  Details of these share issues are provided in Note 4 to the accompanying financial statements on page 11.   The balance of the increase in net assets was primarily attributable to the unrealized appreciation of holdings during the year resulting from increased gold and silver prices at October 31, 2010 (see below) and, to a much lesser extent, by a reduction of share issue costs of $251,013 recorded in the current year but relating to the August 13, 2009 public offering.  This increase was also nominally affected by expenses incurred during the year and the payment of the annual U.S. $0.01 Class A share dividend at year end.

During fiscal 2010, the net asset value per Class A share, as reported in U.S. dollars, increased by 34.9% from $12.15 to $16.39.  Gold prices increased by 29.5% and silver prices increased by 44.6% during the fiscal year.  The net asset value per Class A share, as reported in Canadian dollars, while subject to the same factors described above, increased by a lesser rate, 27.6%, from $13.09 to $16.70 primarily due to a 5.4% decrease in the value of the U.S. dollar relative to the Canadian dollar.

Expenses as a percentage of the average of the month-end net assets during the 2010 fiscal year were 0.31% compared to 0.33% in 2009.

In accordance with the long-standing policy mandated by the Board of Directors, the Company employed the bulk of the proceeds from the Class A share issuances during the year to purchase additional gold and silver bullion in the ratio of approximately 50 ounces of silver to 1 fine ounce of gold.

As a result of the share issue related bullion purchases during the year, there has been a fractional change in the respective holdings of physical bars as against bullion certificates.  The comparative breakdown in physical bars at October 31, 2010 is: gold bars 99.4% (2009: 99.3%) and silver bars 99.7% (2009: 99.6%).

Securities regulatory authorities require that a detailed analysis of Central Fund's results be provided in a “Management's Discussion and Analysis of Financial Condition and Results of Operations”.  Since Central Fund has an Administrator and is a passive holding company with no operations or employees, a document entitled “Management’s Discussion and Analysis” (“MD&A”) is provided by Central Fund’s Officers to meet regulatory requirements.

Gold and silver have a long demonstrated history as monetary instruments, officially and unofficially.  Gold and silver derive intrinsic value from their unique characteristics of scarcity, consistency of quality, durability, resistance to corrosion, and convenience of use.  Unlike fiat currencies, gold and silver do not fade away over the years with ever decreasing purchasing power. An ounce of gold or silver is a physical asset, not a negotiable or renegotiable promise, which most closely fits the true definition of “money” as a recognized medium of exchange and a store of value.

Prudence and history suggest that a portion of everyone's savings should be invested and held in physical gold and silver, or their secure share equivalent, as insurance for one’s own ultimate financial and economic well-being.

Upon this philosophical foundation, Central Fund now enters its 50th year since inception and its 28th year of stewardship since its conversion in 1983 to “The Sound Monetary Fund”.  Central Fund holds only unencumbered, segregated, long-term, passive holdings of true money in the form of gold and silver bullion.  Central Fund continues to fulfill its mandate of providing a sound, secure, low-cost, convenient, exchange-tradable monetary alternative for conservative investors in its role as "The Sound Monetary Fund".

Respectfully submitted,
on behalf of the Board of Directors

“J.C. Stefan Spicer”

December 20, 2010	J.C. Stefan Spicer, President & CEO

Comparative Net Asset Summary	2010		As at October 31, 2009		2008
	U.S.$	Cdn.$	U.S.$	Cdn.$	U.S.$	Cdn.$

Total net assets (in millions)	$3,906.8	3,980.2	2,382.3	2,566.7	1,204.0	1,464.7

Net asset value per Class A share	$16.39	16.70	12.15	13.09	7.90	9.61

Net assets:

Gold bullion		51.9%		54.2%		58.9%
Silver bullion		46.1%		43.2%		37.4%
Cash & other		2.0%		2.6%		3.7%
		100.0%		100.0%		100.0%
Gold – per fine ounce U.S. $		1,346.75		1040.00		730.75
Silver – per ounce U.S. $		23.96		16.57		9.28
Exchange Rate $1.00 U.S. = Cdn. $		1.0188		1.0774		1.2165

Management's Responsibility for Financial Reporting and Effectiveness of Internal Control over Financial Reporting

RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying financial statements of Central Fund of Canada Limited (the “Company” or “Central Fund”) and all of the information in this Annual Report are the responsibility of management, being its senior executive officers (the “Senior Officers”), and have been approved by the Board of Directors  (the “Board”) and its Audit Committee.

The financial statements have been prepared by the Senior Officers in accordance with Canadian generally accepted accounting principles.  When alternative accounting methods exist, Senior Officers have chosen those they deem most appropriate in the circumstances.  Financial statements include certain amounts based on estimates and judgments.  The Senior Officers have determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.  The Senior Officers have prepared the financial information presented elsewhere in the Annual Report and have ensured that it is consistent with that in the financial statements.

Central Fund maintains systems of internal accounting and backup of records as well as high quality administrative and regulatory compliance controls for a reasonable cost.  Hard copies of transactions and monthly statements are retained in the Company's files.  Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable, retrievable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board is responsible for ensuring that the Senior Officers fulfil their responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements.  The Board carries out this responsibility principally through the Audit Committee.

The Audit Committee appointed by the Board consists solely of non-related and independent directors.  In accordance with its charter, the Committee meets at least annually with the Senior Officers and the external auditors to discuss: the independence of the external auditors; the scope of the annual audit; the audit plan; access granted to the Company’s records; co-operation of the Senior Officers in the audit and review function; the need for an internal audit function; the financial reporting process; related internal controls; the quality and adequacy of the Company’s or Administrator’s accounting and financial personnel; and other resources and financial risk management to satisfy itself that each party is properly discharging its responsibilities.  The Committee also reviews the Annual Report, the Annual Information Form, the annual and quarterly financial statements, Management’s Discussion and Analysis and the external auditors' report.  The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders.  The Committee also reviews the external auditors’ remuneration and considers, for review by the Board and approval by the shareholders, the re-appointment and terms of engagement and, in appropriate circumstances, the replacement of the external auditors.  It also pre-approves all non-audit services proposed to be provided by the external auditors.  The charter of the Committee is set out on Central Fund’s website.

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders.  Ernst & Young LLP has full and free access to the Committee. Ernst & Young LLP has audited Central Fund of Canada Limited’s internal control over financial reporting based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

RESPONSIBILITY FOR INTERNAL CONTROL OVER FINANCIAL REPORTING

The Senior Officers are responsible for establishing and maintaining an adequate system of internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

The Senior Officers conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at October 31, 2010.

“J.C. Stefan Spicer”
President
December 20, 2010
“Catherine A. Spackman”
Treasurer

Statements of Net Assets
(expressed in U.S. dollars)

	As at October 31,
	2010	2009
Net assets:
Gold bullion, at market (Note 2)	$2,025,827,619	1,292,065,170
Silver bullion, at market (Note 2)	1,802,010,110	1,029,260,117
Cash (Note 3)	82,321,725	2,918,749
Short-term deposits (Note 3)	588,900	61,171,225
Prepaid bullion insurance	62,500	62,500
Interest receivable and other	62,216	162,775
	3,910,873,070	2,385,640,536
Dividends payable (Notes 4 and 5)	(2,382,827)	(1,960,177)
Accrued liabilities (Note 6)	(1,724,552)	(1,338,221)

Net assets representing shareholders’ equity	$3,906,765,691	2,382,342,138

Represented by:

Capital stock (Note 4)	$2,074,345,988	1,493,341,163
Retained earnings inclusive of unrealized appreciation of holdings	1,832,419,703	889,000,975

	$3,906,765,691	2,382,342,138

Net asset value per share (Notes 1(d)(ii) and 9):
Class A shares	$16.39	12.15
Common shares	$13.39	9.15

Exchange rate at year end: U.S. $1.00 = Cdn.	$1.0188	1.0774

Net asset value per share expressed in Canadian dollars
Class A shares	$16.70	13.09
Common shares	$13.65	9.86

See accompanying notes to financial statements.

On behalf of the Board:

“Douglas E. Heagle”	“Philip M. Spicer”
Director	Director

Statements of Income (Loss)
(expressed in U.S. dollars)

	Years ended October 31,
	2010	2009	2008

Income:
Interest	$99,786	353,104	958,973
Change in unrealized appreciation (depreciation) of holdings	955,161,389	734,541,009	(348,028,081)
	955,261,175	734,894,113	(347,069,108)

Expenses:
Administration fees (Note 6)	5,845,297	3,893,726	3,223,989
Safekeeping, insurance and bank charges	2,833,462	1,710,872	1,540,018
Shareholder information	196,621	170,248	165,971
Directors’ fees and expenses	157,557	134,361	139,070
Stock exchange fees	142,004	128,330	129,801
Auditors’ fees	105,228	76,418	110,178
Legal fees (Note 6)	101,829	64,194	113,904
Registrar and transfer agent fees	78,577	75,145	77,569
Miscellaneous	74	1,169	1,198
Foreign currency exchange loss (gain)	(1,029)	1,071	1,851
Total expenses	9,459,620	6,255,534	5,503,549
Net income (loss) inclusive of the change in unrealized appreciation (depreciation) of holdings	$945,801,555	728,638,579	(352,572,657)

Basic and diluted net income (loss) per share (Note 1 (d)(i)):
Class A shares	$4.20	4.24	(2.58)
Common shares	$4.19	4.23	(2.59)

Statements of Changes in Net Assets
(expressed in U.S. dollars)

	Years ended October 31,
	2010	2009	2008

Net assets at beginning of year	$2,382,342,138	1,203,998,902	1,237,519,123

Add (deduct):
Net income (loss) inclusive of the change in unrealized appreciation (depreciation) of holdings	945,801,555	728,638,579	(352,572,657)
Increase in Class A capital (Note 4)	581,004,825	451,664,834	320,577,113
Dividends on Class A shares	(2,382,827)	(1,960,177)	(1,524,677)

Increase (decrease) in net assets during the year	1,524,423,553	1,178,343,236	(33,520,221)

Net assets at end of year	$3,906,765,691	2,382,342,138	1,203,998,902

See accompanying notes to financial statements.

Statements of Shareholders’ Equity
(expressed in U.S. dollars)

	Years ended October 31,
	2010	2009	2008
Capital stock (Note 4):
238,282,713 (2009: 196,007,713;
2008: 152,467,713)
Class A retractable shares issued	$2,074,326,530	1,493,321,705	1,041,656,871
40,000 Common shares issued	19,458	19,458	19,458
	2,074,345,988	1,493,341,163	1,041,676,329

Contributed surplus:
Balance at beginning of year	-	4,693,182	10,762,435
Transfer to retained earnings (Note 5)	-	(4,693,182)	(6,069,253)

Balance at end of year	-	-	4,693,182

Retained earnings:
Balance at beginning of year	889,000,975	157,629,391	505,657,472
Net income (loss) inclusive of the change in unrealized appreciation (depreciation) of holdings	945,801,555	728,638,579	(352,572,657)
Dividends on Class A shares	(2,382,827)	(1,960,177)	(1,524,677)

	1,832,419,703	884,307,793	151,560,138
Transfer from contributed surplus (Note 5)	-	4,693,182	6,069,253
Balance at end of year	1,832,419,703	889,000,975	157,629,391

Shareholders’ equity	$3,906,765,691	2,382,342,138	1,203,998,902

See accompanying notes to financial statements.

Notes to Financial Statements
October 31, 2010, 2009 and 2008
(amounts expressed in U.S. dollars unless otherwise stated)

1.	Summary of significant accounting policies:

Central Fund of Canada Limited (“Central Fund” or the “Company”) was incorporated under the Business Corporations Act, 1961 (Ontario), and was continued under the Business Corporations Act (Alberta) on April 5, 1990.  The Company is a specialized, passive holding company with most of its assets held in gold and silver bullion.

The Company's accounting policies, which conform with Canadian generally accepted accounting principles (“GAAP”), are summarized below:

(a)	Adoption of new accounting standards:

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, to improve fair value and liquidity risk disclosures. Section 3862 now requires that all financial instruments measured at fair value be categorized into one of three hierarchy levels for disclosure purposes. For the Company, this would include cash and short-term instruments.  The Company’s policy and practice, is, at all times, to utilize only broadly quoted market values in active markets (Level 1) when valuing such assets.  The amendments of Section 3862 did not have any impact on the fair values reported for these assets.

Effective November 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 1535, Capital Disclosures; Section 3862, Financial Instruments – Disclosures, as to which see Forward-looking and Market Risk Observations within the Management’s Discussion & Analysis; and Section 3863, Financial Instruments - Presentation.  The adoption of these standards did not affect the Company's net assets or its results of operations.

(b)	Foreign currency exchange translation:

Canadian dollar cash deposits are translated at the rates of exchange prevailing at year end.  Any difference between the year-end exchange rate and the exchange rate at the time such deposits were acquired is recorded in the statement of income (loss) as a foreign currency exchange gain or loss.  Expenses incurred in Canadian dollars are translated at the rates of exchange prevailing when the transaction occurs.

(c)	Holdings:

Bullion is valued at market value.  Gold bullion is valued at the afternoon London fixing and silver bullion is valued at the daily London fixing.

The change in unrealized appreciation (depreciation) of holdings represents the change in the difference between the market value and cost of holdings and is recorded in the statements of income  (loss) in accordance with CICA Accounting Guideline 18 – Investment Companies (“AcG-18”)

Transactions are accounted for on the trade date.  Realized gains and losses and unrealized appreciation and depreciation are calculated on the average cost basis.

(d)	Per share amounts:

(i)	Net income or loss per share:

The calculation of net income or loss per share is based on the weighted average number of Class A and Common shares outstanding during the year.  The net income or loss per Common share is reduced by U.S. $0.01 as the Class A shares are entitled to receive a U.S. $0.01 per share preferential non-cumulative annual dividend.  The remaining net income or loss for the year is attributed equally to each Class A share and Common share, without preference or distinction.

(ii)	Net asset value per share:

The calculation of net asset value per share is based on the number of Class A and Common shares outstanding at the end of the year and gives effect to the Class A shares' entitlement to U.S. $3.00 per share on liquidation, before any remaining net assets are attributed equally to each Class A share and Common share then outstanding.

(e)	Future accounting policy:

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011.  Public companies and trusts will be required to provide IFRS comparative information for the previous fiscal year.    However, in June 2010, an Exposure Draft issued by the AcSB entitled “Adoption of IFRSs by Investment Companies” proposed to allow entities that currently apply AcG-18 the option to defer implementation of IFRS until its fiscal year beginning on or after January 1, 2012.  This Exposure Draft was approved in October 2010 and it is the intention of the Company to defer implementation.

The Company is reviewing the key elements within IFRS that may result in a change in accounting policies that will impact its financial statements and accompanying note disclosures.  The assessment plan being implemented by the Company includes a position paper which highlights the material standards that need to be addressed under IFRS and preparation of an opening balance sheet and financial statements that incorporate IFRS accounting standards and policies.   The major areas of focus identified by the assessment include first year implementation decisions; statement of cash flows; classification of redeemable Class A shares; income taxes and more extensive note disclosure requirements inclusive of reporting changes in unrealized gains and losses of holdings in income, other comprehensive income or directly through equity.  The assessment is addressing the impact on the Company’s accounting system and internal control required to report under IFRS beginning on the implementation date.  The Company will continue with the assessment and implementation in preparation for its first annual filing under IFRS expected for the year beginning November 1, 2012.

2.	Gold and silver bullion:

Holdings at October 31:		2010	2009	2008
Gold bullion:	- 400 oz. bars	1,482,919	1,221,055	949,936
Fine ounces	- 100 oz. bars	12,889	12,889	12,889
	- bank certificates	8,427	8,427	7,840
Total fine ounces		1,504,235	1,242,371	970,665
Average Cost	- per fine ounce	$719.86	623.51	542.16
Cost		$1,082,841,134	774,629,675	526,252,976
Market	- per fine ounce	$1,346.75	1,040.00	730.75
Market value	-	$2,025,827,619	1,292,065,170	709,313,709
Silver bullion:	- 1,000 oz. bars	74,953,551	61,860,327	48,272,073
Ounces	- bank certificates	255,551	255,551	255,551
Total ounces		75,209,102	62,115,878	48,527,624
Average Cost	- per ounce	$11.94	10.54	9.80
Cost	-	$897,877,881	654,686,930	475,723,982
Market	- per ounce	$23.96	16.57	9.28
Market value	-	$1,802,010,110	1,029,260,117	450,336,352

3.	Cash and short-term deposits:

As at October 31, 2010 the Company held one Canadian dollar flexible GIC deposit with a Schedule 1 Canadian bank in the amount of $588,900 (Cdn. $600,000) at a rate of 0.40% per annum with a maturity date of January 28, 2011.  As at October 31, 2010 cash deposits of $82,321,725 were held in a Canadian bank at a variable interest rate of 0.25%.

As at October 31, 2009, the Company held four U.S. dollar fixed bank deposits with a Schedule 1 Canadian bank for a total of $55,300,000 with rates ranging from 0.05% to 0.50% per annum and maturity dates from November 25 to December 17, 2009.  The Company held one Treasury Bill in the amount of $5,499,945 at a rate of 0.01% with a maturity date of December 3, 2009.  The Company also held one Canadian dollar flexible GIC deposit with a Schedule 1 Canadian bank in the amount of $371,280 (Cdn. $400,000) at a rate of 1.40% with a maturity date of January 29, 2010.  As at October 31, 2009 non-interest bearing cash deposits of $2,918,749 were held in a Canadian bank.

4.	Capital stock:

The authorized share capital consists of an unlimited number of Class A non-voting shares without nominal or par value and 50,000 Common shares without nominal or par value.

Since October 1989, holders of the Company's Class A shares have had the option to require the Company to redeem their Class A shares on the last day of each fiscal quarter of the Company (each a “Retraction Date”) for 80% of the Company's net asset value per Class A share on the Retraction Date (as calculated at the relevant date and in accordance with note 1(c)(ii)).  Class A shareholders who wish to exercise this retraction right must submit their written redemption request at least 90 days prior to the desired Retraction Date.  Since adoption of this redemption feature, no shareholders have submitted redemption requests.  The Articles of the Company provide for the suspension of redemptions during specified unusual circumstances, such as suspensions of normal trading on certain stock exchanges or the London bullion market, or to comply with applicable laws or regulations.

The holders of the Class A shares are entitled to receive a preferential, non-cumulative annual dividend of U.S. $0.01 per share.  Any further dividends declared are to be paid rateably on the Class A shares and Common shares then outstanding, without preference or distinction.  The Company has adopted a policy that any dividends declared shall be paid to shareholders of record at the close of business each October 31, with payment of such dividends being made during November of the same year.

On May 18, 2010, the Company, through a public offering, issued 25,300,000 Class A shares for proceeds of $360,676,800 net of underwriting fees of $15,028,200. Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $360,076,800.  The Company used the net proceeds from this public offering to purchase 157,732 fine ounces of gold at a cost of $193,024,535 and 7,886,624 ounces of silver at a cost of $151,502,047, all in physical bar form. The balance of $15,550,218 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On November 17, 2009, the Company, through a public offering, issued 16,975,000 Class A shares for proceeds of $220,973,760 net of underwriting fees of $9,207,240. Costs relating to this public offering were $296,748 and net proceeds were $220,677,012.  The Company used the net proceeds from this public offering to purchase 104,132 fine ounces of gold at a cost of $115,186,924 and 5,206,600 ounces of silver at a cost of $91,688,905, all in physical bar form. The balance of $13,801,183 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On August 13, 2009, the Company, through a public offering, issued 11,040,000 Class A shares for proceeds of $126,120,960 net of underwriting fees of $5,255,040. Costs relating to this public offering were  $348,987 (estimated at $600,000 at October 31, 2009 and adjusted to actual during fiscal 2010) and net proceeds were $125,771,973.  The Company used the net proceeds from this public offering to purchase 69,342 fine ounces of gold at a cost of $67,404,584 and 3,467,086 ounces of silver at a cost of $52,595,695, both in physical bar form. The balance of $5,771,694 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On April 16, 2009, the Company, through a public offering, issued 20,000,000 Class A shares for proceeds of $201,600,000 net of underwriting fees of $8,400,000. Costs relating to this public offering were $466,716 and net proceeds were $201,133,284.  The Company used the net proceeds from this public offering to purchase 123,700 fine ounces of gold at a cost of $109,909,145 and 6,188,000 ounces of silver at a cost of $78,088,690, both in physical bar form. The balance of $13,135,449 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On February 3, 2009, the Company, through a public offering, issued 12,500,000 Class A shares for proceeds of $124,800,000 net of underwriting fees of $5,200,000. Costs relating to this public offering were $367,494 and net proceeds were $124,432,506.  The Company used the net proceeds from this public offering to purchase 78,663 fine ounces of gold at a cost of $71,062,969 and 3,933,169 ounces of silver at a cost of $48,278,562, both in physical bar form. The balance of $5,090,975 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On September 26, 2008, the Company, through a public offering, issued 11,900,000 Class A shares for proceeds of $123,379,200 net of underwriting fees of $5,140,800.  Costs relating to this public offering were  $248,827 and net proceeds were $123,130,373.  The Company used the net proceeds from this public offering to purchase 72,683 fine ounces of gold at a cost of $65,229,358 and 3,634,168 ounces of silver at a cost of $49,161,208, both in physical bar form. The balance of $8,739,807 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On July 22, 2008, the Company, through a public offering, issued 11,115,000 Class A shares for proceeds of $144,050,400 net of underwriting fees of $6,002,100.  Costs relating to this public offering were $474,571 and net proceeds were $143,575,829.  The Company used the net proceeds from this public offering to purchase 67,397 fine ounces of gold at a cost of $66,287,788 and 3,369,900 ounces of silver at a cost of $66,039,619, both in physical bar form. The balance of $11,248,422 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On March 5, 2008, the Company, through a public offering, issued 4,318,181 Class A shares for proceeds of $54,719,990 net of underwriting fees of $2,280,000.  Costs relating to this public offering were $398,518 and net proceeds were $54,321,472.  The Company used the net proceeds from this public offering to purchase 25,416 fine ounces of gold at a cost of $24,319,300 and 1,270,800 ounces of silver at a cost of $24,501,024, both in physical bar form. The balance of $5,501,148 was retained by the Company in interest-bearing cash deposits for working capital purposes.

The stated capital and recorded capital of the Company as at and for the years ended October 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008

Stated capital
Class A shares 238,282,713 (2009: 196,007,713; 2008:152,467,713)	$2,088,975,940	1,507,325,380	1,054,804,420
Share issue costs	(14,649,410)	(14,003,675)	(13,147,549)

Recorded capital - Class A shares	2,074,326,530	1,493,321,705	1,041,656,871
- 40,000 Common shares	19,458	19,458	19,458

Capital stock	$2,074,345,988	1,493,341,163	1,041,676,329
Weighted average Class A and Common shares outstanding	225,043,535	174,838,124	132,234,241

5.	Contributed surplus and retained earnings:

In 1985, the shareholders authorized a reduction in stated capital which resulted in the creation of a contributed surplus account to facilitate payment of ongoing annual dividends.  Each year the Board of Directors authorized a transfer from contributed surplus to retained earnings of an amount equal to net losses before the change in unrealized appreciation (depreciation) of holdings and payment of the Class A shares' stated dividend per share.  During the last quarter of fiscal 2009, the balance available for transfers from contributed surplus to retained earnings was drawn down to zero by utilizing a portion of the net loss before the change in unrealized appreciation of holdings ($2,733,005), effectively eliminating this account.  The Company does not intend to authorize further reductions in stated capital for purposes of re-establishing a balance in contributed surplus.  Rather, it will discontinue transferring amounts from contributed surplus to retained earnings.  Accordingly, $4,693,182 and $6,069,253 were transferred from contributed surplus to retained earnings on October 31, 2009 and 2008, respectively.  The balance of contributed surplus was nil at October 31, 2009 and subsequent periods.

This change has not affected the net asset value of the Company.

6.	Related party transactions and fees:

Central Fund has no employees.  It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its officers and directors.  The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company.  For such services, the Company pays an administrative and consulting fee, payable monthly, at least until October 31, 2015, at an annual rate of: 0.30% on the first $400 million of total net assets; 0.20% on the next $600 million of total net assets; and 0.15% on total net assets exceeding one billion dollars.

Included in accrued liabilities at October 31, 2010, is $591,513 (2009: $391,394) which relates to the October administration fee payable to the Administrator.
For the year ended October 31, 2010, the Company incurred fees totaling $83,500 (2009: $56,251, 2008: 105,828) to legal firms of which two of the Company’s directors are partners, and $5,845,297 (2009: $3,893,726, 2008: $3,223,989) to the Administrator, The Central Group Alberta Ltd.  The Board of Directors are of the opinion that these services were undertaken under the same or better terms and conditions as services with unrelated parties.

7.	Income taxes:

Although Central Fund is not a mutual fund as designated by securities regulators, the Company qualifies and intends to continue to qualify as a mutual fund corporation under the Income Tax Act (Canada) for capital gains distributions and redemption purposes only.  As a result thereof, and after deduction of issue costs in computing taxable income, the Company does not anticipate that it will be subject to any material non-refundable income tax liability.

The Company has net capital losses of $1,807,000 available to offset future net capital gains realized for which no benefit has been recognized in these financial statements.

The Company is a long-term, passive holder of gold and silver bullion and believes that, as a mutual fund corporation for capital gains distributions and redemption purposes only, should realized gains upon a disposition of bullion holdings arise in the future, these gains should be treated as capital gains for tax purposes and should be distributable as capital gains to shareholders.  Deferred income tax liabilities resulting from unrealized capital appreciation of holdings are offset by the refundable mechanisms available to the Company.  The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

8.	Management of financial risks:

The Company has risk management policies and procedures in place to identify risks related to financial instruments.  The objectives of these policies and procedures are to identify and mitigate risk.  The Company’s compliance with these policies and procedures is monitored by the Senior Officers, the Audit Committee and the Board of Directors of the Company.  Market fluctuations are unpredictable and outside the control of the Company.  New risk factors may emerge from time to time and it is not possible for the Company to predict all such risk factors.

Price risk

Price risk is the risk that the price of a security or physical asset may decline.  It is possible to determine the impact that changes in the market prices of gold and silver will have on the Company’s net asset value per share both in U.S. dollars and Cdn. dollars.  Assuming as a constant exchange rate the rate which existed on October 31, 2010 of $1.0188 Cdn. for each U.S. dollar together with the holdings of gold and silver bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per share by approximately $0.85 per share or Cdn. $0.87 per share.  A 10% change in the price of silver would increase or decrease the net asset value per share by approximately $0.76 per share or Cdn. $0.77 per share.  If both gold and silver prices were to change by 10% simultaneously in the same direction, the net asset value per share would increase or decrease by approximately $1.61 per share or Cdn. $1.64 per share.

Currency risk

Currency risk is the risk that the value of an asset or liability will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollars, Central Fund's net asset value per Class A share is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that nearly all of Central Fund's net assets are priced in U.S. dollars.  For this same reason, an increase or decrease in the value of the U.S. dollar relative to the Cdn. dollar would change the net asset value per share as expressed in Cdn. dollars in the same direction by approximately the same percentage change in the value of the U.S. dollar.

Due to the limited value of transactions initiated in Cdn. dollars throughout the period, a strengthening or weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at October 31, 2010 would not have had any material impact on net income for the year ended October 31, 2010, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to Central Fund.  Credit risk is monitored on an ongoing basis and is managed by the Company only dealing with issuers that are believed to be creditworthy.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to generate adequate cash resources to fulfill its payment obligations. The Administrator regards all of Central Fund’s assets as liquid.  Central Fund traditionally has maintained sufficient cash reserves to enable it to pay expenses and dividends on its Class A shares.  Furthermore, 98.0% of its net assets are in the form of gold and silver bullion which are readily marketable.

9.	Financial highlights:

	Years ended October 31,
	2010	2009	2008	2007	2006
Class A per share performance:
Net asset value per share at beginning of year	$12.15	$7.90	$9.89	$7.99	$5.74
Net loss before unrealized appreciation or depreciation of holdings	(0.04)	(0.03)	(0.03)	(0.03)	(0.03)
Unrealized appreciation (depreciation) of holdings – gold	1.89	1.91	(0.62)	1.21	0.86
Unrealized appreciation (depreciation) of holdings - silver	2.35	2.29	(2.01)	0.72	1.42
Total increase (decrease) (1)	4.20	4.17	(2.66)	1.90	2.25
Net asset value per share at end of year	$16.39	$12.15	$7.90	$9.89	$7.99
Total return	34.9%	53.8%	(20.1)%	23.8%	39.2%
Percentages and supplemental data:
Ratio as a percentage of average net assets(2):
Expenses	0.31%	0.33%	0.38%	0.43%	0.48%
Net loss before unrealized appreciation (depreciation) of holdings	0.29%	0.32%	0.31%	0.32%	0.41%

(1) This table is not meant to be a reconciliation of beginning to end of year net asset value per share.
(2) The ratios are based on the weighted average number of shares during the year.

10.	Capital stewardship:

The capital of the Company is represented by the issued and outstanding Class A and Common shares and the net asset value attributable to participating shareholders. The  Directors direct the Administrator to administer the capital of the Company in accordance with the Company’s stated objectives and restrictions, as stipulated in the Articles of Incorporation as amended, while maintaining sufficient cash to pay expenses of maintaining the Company and to meet demands for redemption (if any). The Company does not have any externally imposed capital requirements.

11.	Canadian and United States generally accepted accounting principles:

The accounting policies followed in these financial statements, which are in accordance with Canadian GAAP, are consistent with those that would apply under U.S. GAAP except for the following classification difference in the Statements of Net Assets. This U.S. GAAP classification difference has no effect on the reported net asset value per Class A share.

Subject to the terms and conditions described in note 4 to these financial statements, the Class A shares are redeemable at the option of the holder. This redemption feature is the basis for the U.S. GAAP classification difference.  The likelihood or probability of such redemption is not considered, nor is the fact that the Class A shares participate fully and proportionately with the common shares in changes in the value of the equity ownership of the Company.  Since adoption of this redemption feature in 1989, no holders of Class A shares have tendered their shares to the Company for redemption.

Under Canadian GAAP the Class A shares are considered to be permanent equity and are classified in shareholders’ equity in the Statements of Net Assets.  Under U.S. GAAP, the redemption value of these shares is calculated in accordance with the provisions of the redemption feature and classified outside of shareholders’ equity as mezzanine equity for each reporting period, with changes in the redemption value from the beginning of each reporting period to the end of that reporting period being charged (or credited) to retained earnings.

Auditors' Report to the Shareholders

We have audited the statements of net assets of Central Fund of Canada Limited as at October 31, 2010 and 2009 and the statements of income (loss), changes in net assets and shareholders' equity for each of the years in the three-year period ended October 31, 2010.  These financial statements are the responsibility of the Company's Senior Executive Officers.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2010 and 2009 and the results of its operations and the changes in its net assets and shareholders’ equity for each of the years in the three-year period ended October 31, 2010 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of October 31, 2010 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 20, 2010 expressed an unqualified opinion.

“Ernst & Young LLP”

Toronto, Canada
December 20, 2010	Chartered Accountants
Licensed Public Accountants

Report of Independent Registered Public Accounting Firm

The Shareholders of Central Fund of Canada Limited

We have audited Central Fund of Canada Limited’s internal control over financial reporting as of October 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Central Fund of Canada Limited’s Senior Executive Officers are responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in this Annual Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of senior officers and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Central Fund of Canada Limited maintained, in all material respects, effective internal control over financial reporting as of October 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statements of net assets of Central Fund of Canada Limited as of October 31, 2010 and 2009, and the related statements of income (loss), changes in net assets and shareholders’ equity for each of the years in the three year period ended October 31, 2010 and our report dated December 20, 2010 expressed an unqualified opinion thereon.

Ernst & Young LLP

Toronto, Canada	Chartered Accountants
December 20, 2010	Licensed Public Accountants

Class A Shares Stock Exchange Listings

	Electronic	Newspaper
	Ticker Symbol	Quote Symbol

NYSE Amex	CEF	CFCda

The Toronto Stock Exchange	CEF.A in CDN$ CEF.U in US$	CFund A

Net Asset Value Information

The net asset value per Class A share is calculated daily and is available at www.centralfund.com; or by calling the Administrator’s Investor Inquiries Office at (905) 648-7878; or, by sending an email to info@centralfund.com.  The Thursday net asset value is published on a regular basis in several financial newspapers among which are the following:

In the United States (figures published in U.S. $):

■	Barrons

■	New York Times

■	Wall Street Journal

In Canada (figures published in Canadian $):

■	National Post: Financial Post Section

■	The Globe and Mail: Report on Business

Form 40-F

Central Fund's Annual Report on Form 40-F is filed with the SEC and is posted on EDGAR (Electronic Data Gathering, Analysis and Retrieval System) at www.sec.gov/edgar.shtml.  Copies are available, free of charge, by contacting Central Fund of Canada Limited or its Administrator.

Postings on SEDAR (System for Electronic Document Analysis and Retrieval)

Annual & Quarterly Reports
Management’s Discussion and Analysis
Annual Information Forms
Prospectuses
Material Change Reports
Press Releases
Proxies and Executive’s Certifications
Board and Committee Charters

All of these filings may be found at www.sedar.com

Corporate Information

Directors	Officers
John S. Elder, Q.C.	Philip M. Spicer, Chairman
Douglas E. Heagle (A)(C)(I)(L)	Dale R. Spackman, Q.C., Vice-Chairman
Ian M.T. McAvity (C)(E)(I)	J.C. Stefan Spicer, President & CEO
Michael A. Parente CMA, CFP (A)(I)	Catherine A. Spackman CMA, Treasurer & CFO
Robert R. Sale (A)(C)(I)	Teresa E. Poper CB, Assistant Treasurer
Dale R. Spackman Q.C. (E)	John S. Elder, Q.C., Secretary
J.C. Stefan Spicer (E)
Philip M. Spicer (E)	Consultant
Malcolm A. Taschereau, Retired Director

(A)	- Member of the Audit Committee
(C)	- Member of the Corporate Governance Committee
(E)	- Member of the Executive Committee
(I)	- May be regarded as an independent director under Canadian securities administrators’ guidelines.
(L)	- Lead Director

Administrator	Auditors
The Central Group Alberta Ltd.	Ernst & Young LLP
Calgary, Alberta	Canada

Banker	Custodian
Canadian Imperial Bank of Commerce	Canadian Imperial Bank of Commerce

Legal Counsel	Registrar and Transfer Agents
Dorsey & Whitney LLP, Toronto	CIBC Mellon Trust Company at Calgary,
Fraser Milner Casgrain LLP, Toronto	Montreal, Toronto and Vancouver
Parlee McLaws LLP, Calgary	Mellon Investor Services LLC, New York

Share Ownership Certificates
Certificates of share ownership registered in shareholders' names at their own addresses for delivery to them for their own safekeeping may be obtained upon the request of holders and payment of any applicable fees to the relevant Registrar and Transfer Agent of the Company.

Head Office Hallmark Estates Suite 805, 1323-15th Avenue S.W. Calgary, Alberta T3C 0X8 Telephone (403) 228-5861 Fax (403) 228-2222	Shareholder and Investor Inquiries Administrator, P.O. Box 10050 Ancaster, Ontario L9K 1P2 Telephone (905) 648-7878 Fax (905) 648-4196
Website: www.centralfund.com E-mail: info@centralfund.com